
15049672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69274

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/4/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sovereign Global Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Seventh Avenue
(No. and Street)

New York (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Mohney 330-990-9098
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave. Suite 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK

KW 3/17


SEC MAIL
PROCESSING
RECEIVED
MAR 03 2015
WASH. D.C.
201
SECTION

SOVEREIGN GLOBAL ADVISORS, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY SCHEDULES

PERIOD

FEBRUARY 4, 2014 THROUGH DECEMBER 31 2014

SOVEREIGN GLOBAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE PERIOD FEBRUARY 4, 2014 THROUGH DECEMBER 31, 2014

CONTENTS

OATH OR AFFIRMATION

I, Brian Mohney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sovereign Global Advisors, as of December 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

DIANE K KOPSCICK
Notary Public, State of Ohio
My Commission Expires 12-13-2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Sovereign Global Advisors, LLC

We have audited the accompanying financial statements of Sovereign Global Advisors, LLC (a New York corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period February 4, 2014 through December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Sovereign Global Advisors, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Sovereign Global Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the period February 4, 2014 through December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

The Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements For Broker Dealers Pursuant to Rule 15c3-3 and Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission And Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 have been subjected to audit procedures performed in conjunction with the audit of Sovereign Global Advisors, LLC's financial statements. The supplemental information is the responsibility of Sovereign Global Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 28, 2015

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

SOVEREIGN GLOBAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

	2014
ASSETS	
Cash	$ 55,387
Receivable from broker-dealers and clearing organization	44,540
Receivable from brokers	15,270
Prepaid expenses	11,007
Total current assets	126,204
Deposit with clearing organization	25,000
	$ 151,204
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable	$ -
Commissions payable	4,818
Accrued liabilities	23,299
Total current liabilities	28,117
Subordinated Debt	-
Total liabilities	28,117
Member's equity	
Contributed capital	150,500
Net Loss	(27,413)
Total Member's equity	123,087
	$ 151,204

See accompanying notes to financial statements.

SOVEREIGN GLOBAL ADVISORS, LLC

STATEMENTS OF OPERATIONS

FOR THE PERIOD FEBRUARY 4, 2014 THROUGH DECEMBER 31, 2014

	2014
Revenues:	
Commissions	$ 519,574
Fee Income	13,122
Other Income	20,818
Interest	2,836
Total revenues	556,350
Expenses:	
Commissions	314,882
Office Rent	52,319
Payroll Expense	46,795
Travel	24,395
Marketing	20,142
Registration	19,522
Computer and internet	18,653
Meals and entertainment	14,221
Clearing house charges	14,166
Office Expenses	10,998
Advertising	9,576
Printing and postage	5,672
Professional fees	4,235
Bad debt expense	3,541
Dues and subscriptions	3,183
Error expense	1,401
Telephone	446
Interest	262
Other	19,354
Total expenses	583,763
Net Income (Loss)	$ (27,413)

See accompanying notes to financial statements.

SOVEREIGN GLOBAL ADVISORS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD FEBRUARY 4, 2014 THROUGHT DECEMBER 31, 2014

	2014
Contributed Capital:	
Balance at beginning of period	$ 150,500
Contributed capital	-
Balance at end of period	150,500
Member's Equity:	
Balance at beginning of period	-
Net Income (Loss)	(27,413)
Distributions	-
Balance at end of period	(27,413)
Total Member's equity	$ 123,087

See accompanying notes to financial statements.

SOVEREIGN GLOBAL ADVISORS, LLC

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE PERIOD FEBRUARY 4, 2014 THROUGH DCEMBER 31, 2014

		2014
Subordinated Borrowings:		
Balance at beginning of period	$	-
Additional borrowings		-
Repayments or borrowings		-
Balance at end of period	$	-

See accompanying notes to financial statements.

SOVEREIGN GLOBAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD FEBRUARY 4, 2014 THROUGH DECEMBER 31, 2014

	2014
Cash flows from operating activities:	
Net Income (Loss)	$ (27,413)
Adjustments to reconcile net income (loss) to net cash provided by (used in)	
Operating activities:	
(Increase) decrease in:	
Receivable from broker-dealers and clearing organization	(44,540)
Receivable from brokers	(15,270)
Prepaid expenses	(11,007)
Increase (decrease) in:	
Accounts payable	-
Commissions payable	4,818
Accrued liabilities	23,299
Interest payable	-
Total adjustments	(42,700)
Net cash provided by (used in) operating activities	(70,113)
Cash flows from investing activities	-
Cash flows from financing activities:	
Distributions to Member's	-
Net cash provided by (used in) financing activities	-
Net increase (decrease) in cash	(70,113)
Cash at beginning of period	150,500
Cash at end of period	$ 80,387
Supplemental disclosures:	
Interest paid	$ -
Income taxes paid	$ -

See accompanying notes to financial statements.

SOVEREIGN GLOBAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

Note 1 – Summary of Significant Accounting Policies

A. Organization

Sovereign Global Advisors, LLC (the "Company") was formed as a limited liability company in the State of New York in March 2013 and began operations in February 2014. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC); it is a member of the Financial Industry Regulatory Authority, Inc (FINRA) and Security Investors Protection Corporation ("SIPC).

The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of December 31, 2013, the Company is licensed in 23 states, including Alabama, Arizona, California, Colorado, Connecticut, Washington D.C., Florida, Georgia, Illinois, Indiana, Massachusetts, Maryland, Minnesota, Missouri, North Carolina, New Jersey, Nevada, New York, Ohio, Pennsylvania, Texas, Virginia, and Washington.

B. Management's Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash and Cash Equivalents

The Company maintains cash balances at one bank and in one money market account. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2014. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash and cash equivalents.

D. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations

(Continued)

SOVEREIGN GLOBAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

Note 1 – Summary of Significant Accounting Policies - Continued

of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. All customer transactions are cleared through another broker –dealer on a fully disclosed basis.

E. Commissions

Commission income and commission expense are recorded on a trade-date basis as security transactions occur.

F. Advertising Costs

Advertising costs are expensed when incurred. Advertising costs are $9,576 in 2014.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total aggregate indebtedness liabilities, exclusive of subordinated debt, for the year ended December 31, 2014, $1,874 or $5,000. At December 31, 2014 the Company's net capital as defined by SEC Rule 15c3-1 was $91,809 in excess of minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ration of aggregate indebtness, as defined, to capital, of not more than 15 to 1. At December 31, 2014 the ratio was 0.29 to 1.

(Continued)

SOVEREIGN GLOBAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

Note 4 – Subordinated Debt

Sovereign Global Advisors, LLC does not have subordinated debt.

Note 5 – Income Taxes

Sovereign Global Advisors, LLC is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The members are taxed individually on the Company's taxable income.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. As of and during the year ended December 31, 2014, the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2013.

Note 6 –Leases

The Company entered into an operating lease for office space in February 2012. The Lease agreement is controlled by the Company's member. The lease commenced in Feb 2014 and calls for $5835 monthly payment plus utilities incurred through August 2015. Total rent obligations, including required utilities was $52,319 for 2014.

Note 7 – Change in Presentation

No change in presentation for 2014.

Note 8 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2014, up to the date of audit report February 27, 2015 and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

SOVEREIGN GLOBAL ADVISORS, LLC

Computation for Determination of Reserve Requirements and Information

Relating to Possession or Control Requirements for Broker Dealers

Pursuant to Rule 15c3-3

December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.

SOVEREIGN GLOBAL ADVISORS, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2014

Schedule I

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission

NET CAPITAL		
Total Member's equity		$ 123,087
Add:		
Liabilities subordinated to claims of general creditors		
Allowable in computation of net capital		--
Total capital and allowable subordinated liabilities		123,087
Non-allowable assets:		
Receivable from Brokers	$15,271	
Prepaid expenses	11,007	26,278
Net Capital before haircuts on securities positions		96,809
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities		--
Total net capital		$ 96,809
Aggregate Indebtedness (A.I.)		
Computation of aggregate indebtness		
Total liabilities from Statement of Financial Condition	28,177	
Total Aggregate Indebtedness		$ 28,117
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3% of total A.I.)		$ 1,874
(b) Minimum net capital required of broker dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 5,000
Excess Net Capital		$ 91,809
Excess Net Capital at 1000% (Net Capital – 10% A.I.)		$ 93,997
Ratio of A.I. To net Capital		0.29

Schedule II

Reconciliation with Company's Computation of Net Capital as
Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$112,080
Adjustment to Non-allowable assets	(15,271)
Audit adjustments	--
Net capital per audited financial statements	$ 96,809

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors and Members
of Sovereign Global Advisors, LLC

We have reviewed management's statements, included in the accompanying Sovereign Global Advisors, LLC's Exemption Report, in which (1) Sovereign Global Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sovereign Global Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provisions") and (2) Sovereign Global Advisors, LLC stated that Sovereign Global Advisors, LLC met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014, without exception. Sovereign Global Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sovereign Global Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 28, 2015

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Sovereign Global Advisors, LLC's Exemption Report

Sovereign Global Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the period June 1, 2014 through December 31, 2014, without exception.

Sovereign Global Advisors, LLC

I, Brian Mahney, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CCO/FINOP

February 28, 2015

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Members of Sovereign Global Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period February 4, 2014 through December 31, 2014, which were agreed to by Sovereign Global Advisors, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sovereign Global Advisors, LLC's compliance with the applicable instructions of Form SIPC-7. Sovereign Global Advisors, LLC's management is responsible for Sovereign Global Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the period February 4, 2014 through December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the period February 4, 2014 through December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 28, 2015

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

SOVEREIGN GLOBAL ADVISORS, LLC
SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT
FOR THE PERIOD FEBRUARY 4, 2014 THROUGH DECEMBER 31, 2014

Determination of SIPC Net Operating Revenues:

Total Revenue (FOCUS line 12/Part IIA line 9)	$ 556,350
Additions:	-
Deductions:	
Clearance paid to other SIPC members	(14,166)
Total deductions	(14,166)
SIPC Net Operating Revenues	$ 542,184

Determination of General Assessment:

SIPC Net Operating Revenues	$ 542,184
General Assessment @ .0025	$ 1,355

Assessment Remittance:

General Assessment	$ 1,355
Less: Payment Made With SIPC-6 July 2014	139
Payment Made with SIPC-7 January 2015	1,159
Assessment Balance Due Paid February 2015 with amended SIPC-7	$ 57

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2014 through December 31, 2014:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 542,184
SIPC Net Operating Revenues as computed above	542,184
Difference	$ 0